UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NOCERA, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Yin-Chieh Cheng

15F No. 464 Jiayuan Rd Sec. 3 Shulin District

New Taipei City 23854 Taiwan ROC

and

Bi Zhang

Building #5 Feng Du Ban Pang Shan An Zhi Qu XingYi City,

GuiZhou QianXiNan, China

____________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Yin-Chieh Cheng

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 5,250,000 Common Shares; 5,000,000 Class “A” Warrants (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 5,250,000 Common Shares; 5,000,000 Class“A” Warrants (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000 Common Shares and 5,000,000 Class “A” Warrants (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5% (b)

(14)	TYPE OF REPORTING PERSON IN

(a) The 5,000,000 Class “A” Warrants, exercisable until 2023 at $0.50, are subject to performance under Mr. Cheng’s Consulting Agreement and vest at 250,000 per quarter.

(b) As of February 1, 2019, 12,349,200 shares of common stock were issued and outstanding.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Bi Zhang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,750,000 Common Shares

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 4,750,000 Common Shares

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,000 Common Shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% (a)

(14)	TYPE OF REPORTING PERSON IN

(a) As of February 1, 2019, 12,349,200 shares of common stock were issued and outstanding.

Item 1. Security and Issuer

This Schedule 13D (this "13D") is filed with respect to the Common Shares,  par value $0.001 per share (the "Common Shares"), and Class "A" Warrants of Nocera, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 2030 Powers Ferry Road SE, Suite 212, Atlanta, GA 30339.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of the following person: Yin-Chieh Cheng
(b)	The principal business address for the Reporting Person is: 15F No. 464 Jiayuan Rd Sec. 3 Shulin District New Taipei City 23854 Taiwan ROC.

(c)

Employment Information:

Mr. Cheng has served as the executive officer and director of GSI since the company was formed. Prior to that role, from December 1, 2014 to present, Mr. Yin-Chieh Cheng acted as a director of Shengbo Accounting Firm in Shanghai. Mr. Yin-Chieh Cheng holds a Bachelors Degree in Accounting from George Mason University in Virginia.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cheng is a citizen of Taiwan Republic of China.

(a)	This 13D is being filed on behalf of the following person: Bi Zhang
(b)	The principal business address for the Reporting Person is: Building #5 Feng Du Ban Pang Shan An Zhi Qu, XingYi City, GuiZhou QianXiNan, China

(c)

Employment Information:

Mr. Bi Zhang is General Manager of Gui Zhou Wan Feng Hu Intelligent Aquatic Technology Co.

Education: Wuhan University of Technology

Working Experience: Guangzhou Yuhe Machinery Manufacturing Co., Ltd.; Guangzhou Tengzheng Fishery Machinery Manufacturing Co., Ltd.; FAW-Volkswagen Automobile Co

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zhang is a citizen of People’s Republic of China.

Item 3. Source and Amount of funds or Other Consideration

Effective December 31, 2018, NOCERA, Inc. completed an Agreement and Plan of Merger (the “Agreement”), with (ⅰ) Grand Smooth Inc. Limited, a company organized under the laws of Hong Kong, China (“GSI”), (ii) GSI’s shareholders, Yin-Chieh Cheng and Bi Zhang, who together owned shares constituting 100% of the issued and outstanding ordinary shares of GSI (the “GSI Shares”) and (iii) GSI Acquisition Corp. Under the terms of the Agreement, the GSI Shareholders transferred to NOCERA, Inc. all of the GSI Shares in exchange for the issuance of 10,000,000 shares (the “Shares”) of NOCERA, Inc. common stock (the “Share Exchange”).

As a result of the Share Exchange, Mr. Cheng received 5,250,000 of the 10,000,000 shares of common stock exchanged. In addition, Mr. Cheng received 5,000,000 Class “A” Warrants exercisable until 2023 at $0.50, which are subject to performance under his Consulting Agreement and vesting at 250,000 per quarter. Mr. Zhang received 4,750,000 of the 10,000,000 shares of common stock exchanged.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a)-(b)

Effective December 31, 2018, NOCERA, Inc. completed an Agreement and Plan of Merger (the “Agreement”), with (ⅰ) Grand Smooth Inc. Limited, a company organized under the laws of Hong Kong, China (“GSI”), (ii) GSI’s shareholders, Yin-Chieh Cheng and Bi Zhang, who together owned shares constituting 100% of the issued and outstanding ordinary shares of GSI (the “GSI Shares”) and (iii) GSI Acquisition Corp. Under the terms of the Agreement, the GSI Shareholders transferred to NOCERA, Inc. all of the GSI Shares in exchange for the issuance of 10,000,000 shares (the “Shares”) of NOCERA, Inc. common stock (the “Share Exchange”).

As a result of the Share Exchange, Nocera, Inc. is a public company holding a subsidiary, GSI, in Hong Kong engaged in the aquaculture consulting and management business through Variable Interest Entity in PRC under legal and accounting principles.

Nocera, Inc., through its subsidiary and its’ variable interest entity, a China based aquaculture equipment company that provides expert opinions, technology transfer, and aquaculture project management provides services to new and existing aquaculture projects starting in China and intends to expand into other areas of Asia and Americas.

(c)	None.

(d)	None.

(e)	None.

(f)	Other than as set forth in (a) and (b) above, no other material changes are planned.

(g)	None.

(h)	None.

(i)	None.

(j)	None.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
Yin-Chieh Cheng	5.250.000 - 42.5%	5,250,000	0	5,250,000	0
Bi Zhang	4,750,000 - 38.5%	4,750,000	0	4,750,000	0

	(Class "A" Warrants) (1)
Yin-Chieh Cheng	5,000,000	5,000,000	0	5,000,000	0

(1) These 5,000,000 Class “A” Warrants, exercisable until 2023 at $0.50, are subject to performance under Mr. Cheng’s Consulting Agreement and vest at 250,000 per quarter.

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

10.1	Amended Agreement and Plan of Merger
10.2	Share Exchange Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

/s/ Yin-Chieh Cheng
Yin-Chieh Cheng

/s/Bi Zhang
Bi Zhang